


11022692

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 5 22 14

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 AND ENDING 12/31/2010
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J K Financial Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

149 Cross Rail Lane, Ste. 102
(No. and Street)

Norco, CA 92860
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe J. Zheng   (714)704-1818
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Melody Yu & Co., CPA
(Name - if individual, state last, first, middle name)

17800 Castleton St. Ste. 210, City of Industry, CA 91848
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Joe Zheng_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____J K Financial Services, Inc._____ , as
of _____12/31_____ , 20 _1 0__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**



CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of _Los Angeles_ }

On _2nd August 2011_ before me, _Brenda Chiu / Notary Public_
Date — Here Insert Name and Title of the Officer

personally appeared _JOE JIANKANG ZHENG_
Name(s) of Signer(s)

_____ ,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _Brenda Chiu_
Signature of Notary Public

BRENDA CHIU
Commission # 1800432
Notary Public - California
Los Angeles County
My Comm. Expires Jul 2, 2012

Place Notary Seal Above

―――――――――――――― **OPTIONAL** ――――――――――――――

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: _FORM X - 17A - 5_

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____
☐ Individual
☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: _____

Signer Is Representing: _____

RIGHT THUMBPRINT
OF SIGNER
Top of thumb here

Signer's Name: _____
☐ Individual
☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: _____

Signer Is Representing: _____

RIGHT THUMBPRINT
OF SIGNER
Top of thumb here

J K FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

TABLE OF CONTENTS

PAGE

MELODY YU & COMPANY
CERTIFIED PUBLIC ACCOUNTANT

17800 CASTLETON STREET, #210
CITY OF INDUSTRY, CA 91748

TEL: (626) 913-2278
FAX: (626) 913-2860

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
J K FINANCIAL SERVICES, INC.

I have audited the accompanying balance sheet of **J K FINANCIAL SERVICES, INC.**, as of December 31, 2010, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial statements of **J K FINANCIAL SERVICES, INC.**, as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

MELODY YU & CO., CPA

City of Industry, California
August 2, 2011

J K FINANCIAL SERVICES, INC.

BALANCE SHEET

DECEMBER 31, 2010

ASSETS

Cash	$79,740
Accounts receivable	4,212
Property and equipment, at cost, less accumulated depreciation of $31,449	12,358
Long-term investments	94,235
Start-up expenditures, at cost, less accumulated amortization of $15,368	0
	$190,545

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable	$31,184
	31,184
Commitments and contingent liabilities	0

Stockholder's equity:

Common stock, no par value, authorized 200,000 shares, outstanding 115,000 shares	115,000
Retained earnings	44,361
Total stockholder's equity	159,361
	$190,545

The accompanying notes are an integral part of these financial statements.

J K FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2010

Revenue	
Commissions	$93,713
Interest	74
	93,787
Expenses	
Commission	27,446
Communication and data processing	4,863
Depreciation expense	4,457
Occupancy	13,930
Operating expenses	42,317
	93,013
Income (loss) from operations	774
Other income	450
Income before income taxes	1,224
Provision for income taxes	800
NET INCOME (LOSS)	$424

The accompanying notes are an integral part of these financial statements.

J K FINANCIAL SERVICES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2010

	Common Stock No Par Value; 200,000 Shares Authorized			
	Number of Shares Issued	Amount	Retained Earnings	Total
Balance Beginning of year	115,000	$115,000	$3,152	$118,152
Net income			424	424
2010 Comprehensive income			40,785	40,785
Balance End of year	115,000	$115,000	$44,361	$159,361

The accompanying notes are an integral part of these financial statements.

J K FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities

Net Income	$424
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Depreciation	4,457
(Increase) Decrease in:	
Accounts receivable	(3,437)
Increase (Decrease) in:	
Accounts payable	3,600
Total adjustments	4,620
Net cash provided by operating activities	5,044

Cash flows from investing activities

Acquisition of property and equipment	(2,749)
Net cash used in investing activities	(2,749)
Net increase (decrease) in cash	2,295
Cash at beginning of year	77,445
Cash at end of year	$79,740

The accompanying notes are an integral part of these financial statements.

J K FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

1. – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company is a California Corporation that incorporated on October 20, 1999.

2. – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements include the accounts of the Company. The Company is engaged in the business as a securities broker-dealer and insurance agency, which comprises several classes of services, including equities transactions, life and health insurance transactions.

Calendar Year
The Company adopted a calendar year that ends on December 31, effective for the year ending in 2000.

Property and Equipment
Properties and equipment are stated at cost. The costs are charged against income over their estimated useful lives, using the straight-line method of depreciation. Repairs and maintenance, which are not considered betterments and do not extend the useful life, are charged to expense as incurred. When property and equipment are retired or otherwise disposal of, the asset and accumulated depreciation are removed from the accounts and the resulting profit or loss is reflected in income.

Long-term Investments
Long-term investments are stated at fair market value on the balance sheet. Unrealized gains are reported on the Statement of Changes in Equity as a component of comprehensive income. The Company intends to hold the investment in securities more than a year.

Start-up Expenditures
Start-up expenditures consist principally of consulting, registration and others. Such costs are capitalized and are amortized over a five-year period. Amortization charged to operations was $0.

J K FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

Commissions

Commission and related clearing expenses are recorded on trade-date basis as securities transactions occur.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Start-up expenditures are amortized over five years.

Statement of Cash Flows

For purpose of the Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

3. – PROPERTY AND EQUIPMENT

Major categories of property and equipment, including their depreciable lives are as follows:

	C o s t	Lives
Machinery and equipment	$33,951	3-7 years
Office furniture and fixtures	9,856	7-10 years
	43,807	
Less accumulated depreciation	(31,449)	
Net	$ 12,358	

4. – LONG-TERM INVESTMENTS

The Company purchased 1,000 shares of common stock of NASDQ phase II Private Placement at $13.00 per share, 200 shares of common stock of NASDQ phase II private placement at $14.00 per share, 200 shares of warrants at $14.00 per share and 1,400 shares of warrants at $16.57 per share as investment. Such investment will be held more than a year.

J K FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

5. – COMMITMENTS

The Company entered into a lease for their office facilities. The terms of the lease provide for a monthly lease payment of $995 per month and expire on June 30, 2013.

The lease has been accounted for an operating lease. Minimum future annual rental commitments for these leases are as follows:

Year Ending	Amount
December 31, 2011	$11,940
December 31, 2012	11,940
June 30, 2013	5,970

Rent expense for the year ended December 31, 2010 was $13,930.

6. – INCOME TAXES

Effective October 1, 2000, the Company elected to be taxed as an S-Corporation under the provision of the Internal Revenue Code (and comparable California Statutes) and to have its net taxable income or loss (except for certain capital gain transaction) reported by its stockholders.

7. – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not withdrawn or cash dividends paid if the resulting net capital ration would exceed 8 to 1. On December 31, 2010, the Company had net capital before haircuts for investment position of $142,791 and net capital after haircuts for investment position of $121,588, which was $116,588 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.041 to 1.

J K FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

8. – SUPPLEMENTAL CASH FLOWS INFORMATION

Income tax payments for the year ended December 31, 2010 amount to $800.

9. – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS, PURSUANT TO RULE 15c3-3

The Company is exempt from the Computation of Reserve Requirements pursuant to the (k)(2)(ii) exemptive provision under SEC Rule 15c3-3 as the Company does not hold customer funds or securities.

10. – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company is exempt from the Possession or Control Requirements pursuant to the (k)(2)(ii) exemptive provision under SEC Rule 15c3-3 as the Company does not hold funds or securities.

MELODY YU & COMPANY
CERTIFIED PUBLIC ACCOUNTANT

17800 CASTLETON STREET, #210
CITY OF INDUSTRY, CA 91748

TEL: (626) 913-2278
FAX: (626) 913-2860

**INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECRUITIES AND EXCHANGE COMMISSION**

To the Board of Directors of
J K FINANCIAL SERVICES, INC.

I have audited the accompanying financial statements of **J K FINANCIAL
SERVICES, INC.,** as of December 31, 2010, and for the year then ended, and have
issued my report thereon dated February 23, 2011. My audit was conducted for the
purpose of forming an opinion on the basic financial statements taken as a whole. The
information contained in pages 11-15 is presented for the purposes of additional analysis
and is not required by rules 17a-5 under the Securities Exchange Act of 1934. Such
information has been subjected to the auditing procedures applied in the audit of the basic
financial statements and, in my opinion, is fairly stated in all material respects in relation
to the basic financial statements taken as whole.

MELODY YU & CO., CPA

City of Industry, California
August 2, 2011

J K FINANCIAL SERVICES, INC.

COMPUTATION FOR NET CAPITAL UNDER RULE 15C-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

Net Capital

The stockholder's equity	$159,361
Deduction and/or charges:	
Accounts receivable	(4,212)
Net property and equipment	(12,358)
	(16,570)
Net Capital before haircuts	142,791
Haircuts for investment position	(21,203)
Net Capital after haircuts	$121,588

Computation of basis net capital requirement

Minimum net capital required	$5,000

Ratio: Aggregate indebtedness to net capital	0.041 to 1

Reconciliation with the company's computation

Net capital	
as reported in company's amended FOCUS report	$121,588
Net capital per above	$121,588

See independent auditor's letter on supplemental information

J K FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15C-3 OF SECURITIRES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

Credit balances

Free credit balances and other credit balances in customers'
security accounts $ 0.00

Monies borrowed collateralized by securities carried for the
accounts of customers 0.00

Monies payable against customers' securities loaned 0.00

Customers' securities failed to receive (including credit balances
in continuous net settlement accounts) 0.00

Credit balances in firm accounts that are attributable to
principal sales to customers 0.00

Market value of stock dividends, stock splits, and similar
distributions receivable outstanding over thirty calendar days 0.00

Market value of short security count differences over thirty
calendar days old 0.00

Market value of short securities and credits (not to be offset by
"longs" or by debits) in all suspense accounts over thirty
calendar days 0.00

Market value of securities that are in transfer in excess of forty
calendar days and have not been confirmed to be in transfer by
the transfer agent or the issuer 0.00

Total credit items $0.00

See independent auditor's letter on supplemental information.

MELODY YU & COMPANY

CERTIFIED PUBLIC ACCOUNTANT

17800 CASTLETON STREET, #210
CITY OF INDUSTRY, CA 91748

TEL: (626) 913-2278
FAX: (626) 913-2860

To the Board of Directors of
J K FINANCIAL SERVICES, INC.

In planning and performing my audit of the financial statements and supplemental schedules of **J K FINANCIAL SERVICES, INC.** (the Company), for the year ended December 31, 2010, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but no absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Melody Yu & Co., CPA

City of Industry, California
August 2, 2011

J K FINANCIAL SERVICES, INC.

STATEMENT OF OPERATING EXPENSES

YEAR ENDED DECEMBER 31, 2010

Operating expenses

Automobile	$13,407
Bank charges	199
Insurance	6,213
License and permits	2,733
Office expense	7,249
Postage	718
Professional fee	3,702
Recruiting	3,600
Repairs	2,103
Travel	2,393
	$42,317

See independent auditor's letter on supplemental information

J K FINANCIAL SERVICES, INC.

Member of FINRA, SIPC

August 2, 2011

Colleen Diles
Surveillance Director
FINRA
300 S. Grand Ave.
Los Angeles, CA 90071



Dear Colleen Diles:

Thank you for your letter of July 20, 2011.

We are really sorry that we did not pay more attention for the errors and omission list on your letter. It was our firm's long term investment account, at the end of year 2010, we marked its value to the market (in line with the year end account statement), but we did not take the hair cut and the undue charge on our FOCUS report and our annual financial report.

After received your letter, we discussed with our audit accountant, made some amendment on our audited financial report. Here included the copy for you to review. We have also filed Amendment for our FOCUS report of 4Q of 2010. We will file amendment for the 1Q and 2Q FOCUS report of 2011 shortly.

We are a small broker dealer with limited resources; we understand that we still need to be in compliance with all the regulation rules and requirement. We need to work harder to avoid these kind errors and omission in the future.

Should you have any questions, please let us know.

Sincerely,

Joe Zheng
President

CC: Cindy Wong, SEC

149 Cross Rail Lane, Ste. 102, Norco, CA 92860
Tel: 714-704-1818, Fax: 866-817-4618